FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                        For the month of August 2005
                              (3 August 2005)



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This report is incorporated by reference in the prospectus contained in the Registration Statements on Form F-3 (SEC File No.333-08246) and Form F-3/S-3 (SEC File No.333-106837) filed by the Registrant under the Securities Act of 1933.


                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.1    Excerpt of Press release of British Sky  Broadcasting  Group plc announcing Final Results released on 3 August 2005



Consolidated Profit and Loss Account for the year ended 30 June 2005

                                                        Before       Goodwill                 Before
                                                  goodwill and            and            goodwill and  Goodwill and
                                                   exceptional    exceptional       2005  exceptional   exceptional       2005
                                                         items          items      Total        items         items      Total
                                                          GBPm           GBPm       GBPm         GBPm          GBPm       GBPm
                                             Notes   (audited)      (audited)   (audited)   (audited)     (audited)   (audited)

Turnover: Group and share of joint
ventures' turnover                                       4,115           -       4,115       3,738            -       3,738
Less: share of joint ventures' turnover                   (67)           -        (67)        (82)            -        (82)
Group turnover                                 1         4,048           -       4,048       3,656            -       3,656
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

Operating expenses, net                      2, 4      (3,243)       (103)      (3,346)    (3,056)        (119)     (3,175)

-----------------------------------------------------------------------------------------------------------------------------
Operating profit                                           805       (103)          702        600        (119)         481
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

Share of joint ventures' and associates'
operating results                              3            14           -           14        (5)           10           5
Loss on disposal of investments in joint
ventures                                       4             -        (23)         (23)          -            -           -
Profit on disposal of fixed asset
investments                                    4             -           -            -          -           51          51
Amounts written back to fixed asset
investments, net                               4             -           -            -          -           24          24
Profit on ordinary activities before
interest and taxation                                      819       (126)          693        595         (34)         561
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

Interest receivable and similar income         5            30           -          30          10            -          10
Interest payable and similar charges           5          (92)           -        (92)        (91)            -        (91)
Profit on ordinary activities before
taxation                                                   757       (126)          631        514         (34)         480
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

Tax charge on profit on ordinary activities    6         (202)         (4)        (206)      (158)            -       (158)
Profit on ordinary activities after taxation               555       (130)          425        356         (34)         322
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

Equity dividends                               7                                  (170)                               (116)
Retained profit for the financial year                                              255                                 206
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

Earnings per share - basic                                                        22.2p                               16.6p
Earnings per share - diluted                                                      22.2p                               16.6p
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------


There were no recognised gains or losses in either year other than those included within the profit and loss account.

Details of movements on reserves are shown in note 15.

The accompanying notes are an integral part of this consolidated profit and loss account.

All results relate to continuing operations.




Consolidated Profit and Loss Account for the three months ended 30 June 2005


                                                        Before              Three months      Before            Three months
                                                      goodwill                  ended 30    goodwill    Goodwill    ended 30
                                                           and  Goodwill and        June         and         and        June
                                                   exceptional   exceptional        2005 exceptional exceptional        2004
                                                         items         items       Total       items       items       Total
                                                          GBPm          GBPm        GBPm        GBPm        GBPm        GBPm
                                                   (unaudited)   (unaudited)  (unaudited) (unaudited) (unaudited) (unaudited)

Group and share of joint ventures' turnover              1,103            -       1,103         979           -         979
Less: share of joint ventures' turnover                   (15)            -        (15)        (20)           -        (20)
Group turnover                                           1,088            -       1,088         959           -         959
----------------------------------------------------------------------------------------------------------------------------

Operating expenses, net                                  (857)         (18)       (875)       (797)        (32)       (829)

Operating profit                                           231         (18)         213         162        (32)         130
----------------------------------------------------------------------------------------------------------------------------

Share of joint ventures' and associates' operating
results                                                      2            -           2         (1)          10           9
Profit on ordinary activities before interest and
taxation                                                   233         (18)         215         161        (22)         139
----------------------------------------------------------------------------------------------------------------------------

Interest receivable and similar income                       8            -           8           5           -           5
Interest payable and similar charges                      (23)            -        (23)        (23)           -        (23)
Profit on ordinary activities before taxation              218         (18)         200         143        (22)         121
----------------------------------------------------------------------------------------------------------------------------

Tax charge on profit on ordinary activities               (44)          (4)        (48)        (42)           -        (42)
Profit on ordinary activities after taxation               174         (22)         152         101        (22)          79
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

Equity dividends                                                                   (93)                                (63)
Retained profit for the period                                                       59                                  16
----------------------------------------------------------------------------------------------------------------------------

Earnings per share - basic                                                         8.0p                                4.1p
Earnings per share - diluted                                                       8.0p                                4.1p
----------------------------------------------------------------------------------------------------------------------------





 Consolidated Balance Sheet at 30 June 2005

                                                                                       2005                    2004
                                                                                       GBPm                    GBPm
                                                          Notes                    (audited)               (audited)
Fixed assets
Intangible fixed assets                                     8                           301                     417
Tangible fixed assets                                       9                           526                     376
Investments:
Investments in associates                                                      1                      1
Investments in joint
ventures                   : Share of gross assets                            47                     72
                           : Share of gross liabilities                      (26)                   (45)
                           : Transfer to creditors                             1                      5
Total investments in joint ventures and associates                                       23                      33
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Other fixed asset investments                                                             2                       2
Total investments                                                                        25                      35
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                                                                                        852                     828
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

Current assets
Stocks                                                      10                          340                     375
Debtors: Amounts falling due within one year
                                  - deferred tax asset      11                           43                      49
                                  - other                   11                          299                     321
                                                                                        342                     370
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

Debtors: Amounts falling due after more than one year
                                  - deferred tax asset      11                           57                     102
                                  - other                   11                           32                      42
                                                                                         89                     144
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

Cash and liquid resources:
                                  - current asset investments                            54                     173
                                  - cash at bank and in hand                            643                     474
                                                                                        697                     647
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

                                                                                      1,468                   1,536
--------------------------------------------------------------------------------------------------------------------

Creditors: Amounts falling due within one year              12                      (1,240)                 (1,170)

Net current assets                                                                      228                     366
--------------------------------------------------------------------------------------------------------------------

Total assets less current liabilities                                                 1,080                   1,194
--------------------------------------------------------------------------------------------------------------------

Creditors: Amounts falling due after more than one
year
                  - long-term borrowings                    13                      (1,076)                 (1,076)
                  - accruals and deferred income            13                         (25)                    (28)
                                                                                    (1,101)                 (1,104)
--------------------------------------------------------------------------------------------------------------------

Provisions for liabilities and charges                      14                         (13)                       -
                                                                                       (34)                      90
--------------------------------------------------------------------------------------------------------------------

Capital and reserves - equity
Called-up share capital                                     15                          934                     971
Share premium                                               15                        1,437                   1,437
Employee Share Ownership Plan ("ESOP") reserve              15                         (32)                    (30)
Merger reserve                                              15                          149                     222
Special reserve                                             15                           14                      14
Capital redemption reserve                                  15                           37                       -
Profit and loss account                                     15                      (2,573)                 (2,524)
                                                                                       (34)                      90
--------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of this consolidated balance sheet.



Consolidated Cash Flow Statement for the year ended 30 June 2005


                                                                                                  2005          2004
                                                                                                  GBPm          GBPm
                                                                             Notes           (audited)     (audited)

Net cash inflow from operating activities                                     16a                  978           882
---------------------------------------------------------------------------------------------------------------------

Dividends received from joint ventures                                                              12             4
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

Returns on investments and servicing of finance
Interest received and similar income                                                                28             7
Interest paid and similar charges                                                                 (91)          (89)
Net cash outflow from returns on investments and servicing of finance                             (63)          (82)
---------------------------------------------------------------------------------------------------------------------

Taxation
UK corporation tax paid                                                                          (101)          (55)
Consortium relief paid                                                                             (2)           (3)
Net cash outflow from taxation                                                                   (103)          (58)
---------------------------------------------------------------------------------------------------------------------

Capital expenditure and financial investment
Payments to acquire tangible fixed assets                                                        (230)         (132)
Receipts from sales of fixed asset investments                                                       1           116
Net cash outflow from capital expenditure and financial investment                               (229)          (16)
---------------------------------------------------------------------------------------------------------------------

Acquisitions and disposals
Funding to joint ventures and associates                                                           (4)           (5)
Repayments of funding from joint ventures and associates                                             8             6
Receipts from sales of investments in joint ventures                                                14             -
Net cash inflow from acquisitions and disposals                                                     18             1
---------------------------------------------------------------------------------------------------------------------

Equity dividends paid                                                                            (138)          (53)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

Net cash inflow before management of liquid resources and financing                                475           678
---------------------------------------------------------------------------------------------------------------------

Management of liquid resources                                                16c                  164         (511)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

Financing
Proceeds from issue of Ordinary Shares                                                               -            20
Proceeds from issue of shares held in ESOP                                                           4             -
Purchase of own shares for ESOP                                                                   (14)          (22)
Share buy-back                                                                                   (416)             -
Capital element of finance lease payments                                     16b                    -           (1)
Net decrease in debt due after more than one year                             16b                    -          (75)
Net cash outflow from financing                                                                  (426)          (78)
---------------------------------------------------------------------------------------------------------------------

Increase in cash                                                              16c                  213            89
---------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of this consolidated cash flow statement.




1.       Turnover


                                                                                            2005                2004
                                                                                            GBPm                GBPm
                                                                                       (audited)           (audited)

Direct-to-home subscribers                                                                 2.968               2,660
Cable subscribers                                                                            219                 215
Advertising                                                                                  329                 312
Sky Bet                                                                                      261                 191
Sky Active                                                                                    92                 116
Other                                                                                        179                 162
                                                                                           4,048               3,656
---------------------------------------------------------------------------------------------------------------------


2.       Operating expenses, net

                                            Before     Goodwill                     Before     Goodwill
                                      goodwill and          and               goodwill and          and
                                       exceptional  exceptional          2005  exceptional  exceptional         2004
                                             items        items         Total        items        items        Total
                                              GBPm         GBPm          GBPm         GBPm         GBPm         GBPm
                                         (audited)    (audited)     (audited)    (audited)    (audited)    (audited)

Programming (i)                              1,636            -         1,636        1,711            -        1,711
Transmission and related functions
(i)                                            171            -           171          146            -          146
Marketing                                      515            -           515          396            -          396
Subscriber management                          396            -           396          371            -          371
Administration (ii)                            289          103           392          257          119          376
Betting                                        236            -           236          175            -          175
                                             3,243          103         3,346        3,056          119        3,175
---------------------------------------------------------------------------------------------------------------------

(i) The amounts shown are net of GBP11 million (2004: GBP11 million) receivable from the disposal of programming rights not acquired for use by the Group, and GBP28 million (2004: GBP28 million) in respect of the provision to third party broadcasters of spare transponder capacity.

(ii) Administration costs include a goodwill amortisation charge of GBP116 million (2004: GBP119 million), net of an exceptional credit of GBP13 million (2004: nil) (see note 4).


3.       Share of joint ventures' and associates' operating results

Goodwill

In the prior year, a credit of GBP11 million arose on the write back of negative goodwill which had arisen on the acquisition of an additional 16.7% stake in Attheraces Holdings Limited in April 2004, taking the Group's stake in Attheraces to 50%. The remaining net GBP1 million charge relates to amortisation of goodwill arising on the acquisition of certain joint ventures and associates.






4.      Exceptional items

                                                             Credit
                                                           (charge)  Taxation              Credit   Taxation
                                                             before  (charge)       2005   before   (charge)     2004
                                                           taxation    credit      Total taxation     credit    Total
                                                               GBPm      GBPm       GBPm     GBPm      GBPm      GBPm
                                                          (audited) (audited)   (audited) (audited)(audited) (audited)

Settlement of ITV Digital programming debtors (i)                13       (4)         9                            -
                                                                                               -         -
Exceptional operating items                                      13       (4)         9                            -
                                                                                               -         -
---------------------------------------------------------------------------------------------------------------------

Loss on disposal of investment in joint ventures (ii)          (23)         -      (23)        -         -         -
Profit on disposal of fixed asset investments (iii)               -         -         -       51         -        51

Amounts written back to fixed asset investments, net (iv)         -         -         -       24         -        24

Exceptional non-operating items                                (23)         -      (23)       75         -        75

Total exceptional items                                        (10)        (4)     (14)       75         -        75

---------------------------------------------------------------------------------------------------------------------

2005

(i) Settlement of ITV Digital programming debtors

In July 2005, the Group received GBP13 million from the liquidators of ITV Digital as a full and final settlement in respect of amounts owed to the Group. The receipt is recorded as an exceptional item within operating profit due to the distortion that its inclusion within operating expenses would have on the individual operating expenses line item to which it was attributed.

(ii) Loss on disposal of investments in joint ventures

In November 2004, the Group sold its 49.5% investment in Granada Sky Broadcasting Limited ("GSB") for GBP14 million in cash, realising a loss on disposal of GBP23 million. This included the write back of GBP32 million of goodwill which had previously been written off to reserves, as permitted prior to the implementation of Financial Reporting Standard ("FRS") 10, "Goodwill and Intangible Assets" ("FRS 10"). The loss on disposal is a non-operating exceptional item as defined by FRS 3 "Reporting Financial Performance" ("FRS 3") and is therefore recorded as an exceptional item below operating profit.


2004

(iii) Profit on disposal of fixed asset investments

In March 2004, the Group sold its 20% shareholding in QVC (UK),  operator of QVC
- The Shopping Channel, for GBP49 million in cash, realising a profit on disposal of GBP49 million. The profit on disposal is a non-operating exceptional item as defined by FRS 3 and is therefore recorded as an exceptional item below operating profit.

In October 2003, the Group disposed of its listed investment in Manchester United plc, realising a profit on disposal of GBP2 million. The profit on disposal is a non-operating exceptional item as defined by FRS 3 and is therefore recorded as an exceptional item below operating profit.


(iv) Amounts written back to fixed asset investments, net

The Group reduced its provision against its minority equity investments in football clubs by GBP33 million, due to the disposal of its investment in Manchester United plc in October 2003, for GBP62 million in cash. The Group also increased its provision against its remaining minority equity investments in football clubs by GBP9 million. The reduction of GBP33 million in the provision is recorded as an exceptional item below operating profit as it relates directly to the disposal of the investment as detailed above. The increase in the remaining provision is recorded as an exceptional item below operating profit due to the distortion that its inclusion within operating expenses would have on the individual operating expenses line to which it was attributed.



5.       Interest

(a) Interest receivable and similar income

                                                                                                   2005       2004
                                                                                                   GBPm       GBPm
                                                                                              (audited)   (audited)
Group

Interest receivable on cash and liquid resources                                                     29          8

Other interest receivable and similar income                                                          -          1

                                                                                                     29          9
---------------------------------------------------------------------------------------------------------------------

Joint ventures and associates

Share of joint ventures' and associates' interest receivable                                          1          1
---------------------------------------------------------------------------------------------------------------------


Total interest receivable and similar income                                                         30         10
---------------------------------------------------------------------------------------------------------------------


(b) Interest payable and similar charges

                                                                                                      2005        2004
                                                                                                      GBPm        GBPm
                                                                                                 (audited)   (audited)
Group
On bank loans, overdrafts and other loans repayable within five years, not by instalments:

- GBP1 billion revolving credit facility ("RCF") (i)                                                     2           -

- GBP600 million RCF  (i)                                                                                4           6

- GBP200 million RCF (ii)                                                                                -           2

US$650 million of 8.200% Guaranteed Notes, repayable in 2009                                            33          30

GBP100 million of 7.750% Guaranteed Notes, repayable in 2009                                             8           8

US$600 million of 6.875% Guaranteed Notes, repayable in 2009                                            30          30

US$300 million of 7.300% Guaranteed Notes, repayable in 2006                                            14          14

Finance lease interest                                                                                   1           -

                                                                                                        92          90
-----------------------------------------------------------------------------------------------------------------------

Joint ventures and associates

Share of joint ventures' and associates' interest payable                                               -           1
-----------------------------------------------------------------------------------------------------------------------


Total interest payable and similar charges                                                              92          91
-----------------------------------------------------------------------------------------------------------------------

(i) In November 2004, the Group entered into a GBP1 billion RCF. This facility was used to cancel an existing GBP600 million RCF, and is available for general corporate purposes, but was undrawn at 30 June 2005. The GBP1 billion RCF has a maturity date of July 2010. The GBP2 million charge for the year (2004: nil) represents the commitment fee to 30 June 2005.

(ii)  The GBP200 million RCF expired without being renewed on 29 June 2004.



6.       Taxation

                                                                                            Tax
                                                                                         charge
                                                 Tax charge                            (credit)
                                                   (credit)                                  on
                                                  on profit                              profit
                                                     before                              before
                                                exceptional   Exceptional     2005  exceptional   Exceptional      2004
                                                      items    tax charge    Total        items    tax charge     Total
                                                       GBPm          GBPm     GBPm         GBPm          GBPm      GBPm
                                                  (audited)     (audited)(audited)    (audited)     (audited) (audited)

Current tax
UK corporation tax                                      159            4       163        127              -        127
Adjustment in respect of prior years                    (8)            -       (8)        (8)              -        (8)
Total current tax charge                                151            4       155        119              -        119
-------------------------------------------------------------------------------------------------------------------------
Deferred tax
Origination and reversal of timing differences           68            -        68         34              -         34
(Decrease) increase in estimate of recoverable         (17)            -      (17)          5              -          5
deferred tax asset in respect of prior years
Total deferred tax charge                                51            -        51         39              -         39
-------------------------------------------------------------------------------------------------------------------------
Share of joint ventures' and associates' tax              -            -         -          -              -          -
charge
-------------------------------------------------------------------------------------------------------------------------
                                                        202            4       206        158              -        158
-------------------------------------------------------------------------------------------------------------------------

All taxation relates to UK corporation tax.


7.       Equity dividends

                                                                                                    2005        2004
                                                                                               (audited)   (audited)
                                                                                                    GBPm        GBPm


Interim dividend paid of 4.00p (2004: 2.75p) per Ordinary Share                                       77          53
Final dividend proposed of 5.00p (2004: 3.25p) per Ordinary Share                                     93          63
                                                                                                     170         116
-----------------------------------------------------------------------------------------------------------------------

The ESOP has waived its rights to dividends.





8.       Intangible fixed assets

The movement in the year was as follows:
                                                                                                            Goodwill
                                                                                                                GBPm
                                                                                                           (audited)

Net book value at 1 July 2004                                                                                    417
Additions                                                                                                          -
Amortisation charge                                                                                            (116)
Net book value at 30 June 2005                                                                                   301
---------------------------------------------------------------------------------------------------------------------

Goodwill of GBP272 million, GBP543 million and GBP5 million, arising on the acquisitions of Sports Internet Group ("SIG"), British Interactive Broadcasting ("BiB") and WAPTV respectively, is being amortised over periods of seven years on a straight-line basis.

In accordance with FRS 11 "Impairment of fixed assets and goodwill", impairment reviews were performed on the carrying values of BiB and SIG goodwill balances at the end of the first full financial year after acquisition, at 30 June 2002, which did not indicate impairment. Consistent with Group strategy, the business plans on which these reviews were based reflect significant projected increases in betting and other interactive revenues over the subsequent five years. The Group continues to monitor the performance of these businesses and is satisfied that no impairment of goodwill has occurred.


9.       Tangible fixed assets

The movement in the year was as follows:

                                              Freehold          Short       Equipment,      Assets in
                                                  land      leasehold        fixtures       course of
                                         and buildings   improvements    and fittings    construction          Total
                                                  GBPm           GBPm            GBPm            GBPm           GBPm
                                             (audited)      (audited)       (audited)       (audited)      (audited)

Net book value as at 1 July 2004                    34             24             217             101            376
Additions                                           25              -              66             153            244
Disposals                                            -              -             (2)               -            (2)
Transfers                                            -            (8)               8               -              -
Depreciation                                       (2)            (5)            (85)               -           (92)
Net book value as at 30 June 2005                   57             11             204             254            526
---------------------------------------------------------------------------------------------------------------------


10.      Stocks

                                                                                                  2005          2004
                                                                                                  GBPm          GBPm
                                                                                             (audited)     (audited)

Television programme rights                                                                        310           322
Digiboxes and related equipment                                                                     28            49
Raw materials and consumables                                                                        2             2
Other goods held for resale                                                                          -             2
                                                                                                   340           375
---------------------------------------------------------------------------------------------------------------------

At least 86% (2004: 87%) of the existing television programme rights at 30 June 2005 will be amortised within one year.





11.      Debtors

                                                                                              2005              2004
                                                                                              GBPm              GBPm
                                                                                         (audited)         (audited)
Amounts falling due within one year
Trade debtors                                                                                  134               165
Amounts owed by joint ventures and associates                                                    6                 8
Amounts owed by other related parties                                                            1                 2
Other debtors                                                                                    4                 3
Prepaid programme rights                                                                        47                35
Prepaid transponder rentals                                                                     15                15
Deferred tax asset                                                                              43                49
Other prepayments and accrued income                                                            92                93
                                                                                               342               370
---------------------------------------------------------------------------------------------------------------------

Amounts falling due after more than one year
Prepaid programme rights                                                                         4                 6
Prepaid transponder rentals                                                                     23                30
Deferred tax asset                                                                              57               102
Other prepayments and accrued income                                                             5                 6
                                                                                                89               144
---------------------------------------------------------------------------------------------------------------------


12.      Creditors: Amounts falling due within one year

                                                                                              2005              2004
                                                                                              GBPm              GBPm
                                                                                         (audited)         (audited)

Trade creditors (i)                                                                            345               390
Amounts due to joint ventures and associates                                                     3                 8
Amounts due to related parties                                                                  34                40
UK corporation tax                                                                             100                48
VAT                                                                                            101                92
Social security and PAYE                                                                        10                 8
Proposed dividend                                                                               93                63
Defined contribution pension scheme creditor                                                     1                 1
Other creditors                                                                                 42                60
Accruals and deferred income                                                                   511               460
                                                                                             1,240             1,170
---------------------------------------------------------------------------------------------------------------------

(i) Included within trade creditors are GBP187 million (2004: GBP250 million) of US dollar-denominated programme creditors. Approximately 80% (2004: 80%) of these were covered by forward rate currency contracts.





13.      Creditors: Amounts falling due after more than one year

                                                                                               2005             2004
                                                                                               GBPm             GBPm
                                                                                          (audited)        (audited)
Long-term borrowings
US$650 million of 8.200% Guaranteed Notes, repayable in 2009                                    413              413
GBP100 million of 7.750% Guaranteed Notes, repayable in 2009                                    100              100
US$600 million of 6.875% Guaranteed Notes, repayable in 2009                                    367              367
US$300 million of 7.300% Guaranteed Notes, repayable in 2006                                    189              189
Obligations under finance leases                                                                  7                7
                                                                                              1,076            1,076
---------------------------------------------------------------------------------------------------------------------

Other
Accruals and deferred income                                                                     25               28

---------------------------------------------------------------------------------------------------------------------
                                                                                              1,101            1,104
---------------------------------------------------------------------------------------------------------------------

Undrawn RCFs
In November 2004, the Group entered into a GBP1 billion RCF. This facility was used to cancel an existing GBP600 million RCF and is available for general corporate purposes. The GBP1 billion facility has a maturity date of July 2010, and interest accrues at a margin of between 0.45% and 0.55% above LIBOR, dependent on the Group's leverage ratio of net debt to earnings before interest, taxes, depreciation and amortisation ("EBITDA") (as defined in the loan agreement). At the current ratio of Net Debt: EBITDA, the margin would be 0.45% above LIBOR if the Group were to make a drawing on the facility.

Both the bank facilities and the publicly-traded guaranteed notes have been issued by the Company and guaranteed by both British Sky Broadcasting Limited and Sky Subscribers Services Limited. Additionally, the GBP1 billion RCF has been guaranteed by BSkyB Investments Limited.


14.      Provisions for liabilities and charges


                                                                  Provision for               Other              Total
                                                            redundancy expenses          provisions         provisions
                                                                           GBPm                GBPm               GBPm
                                                                      (audited)           (audited)           (audited)

At 1 July 2004                                                                -                   -                  -
Provided in the year                                                         11                   2                 13
At 30 June 2005                                                              11                   2                 13
-----------------------------------------------------------------------------------------------------------------------


15.      Reconciliation of movement in shareholders' funds

Movement in shareholders' funds includes all movements in reserves.

                                                                                                                  Total
                                                                                                                 equity
                                                                                        Capital    Profit  shareholders'
                                      Share     Share       ESOP    Merger    Special redemption and loss         funds
                                    capital   premium    reserve   reserve    reserve   reserve   account     (deficit)
                                       GBPm      GBPm       GBPm      GBPm       GBPm      GBPm     GBPm           GBPm
                                  (audited) (audited)  (audited) (audited)  (audited) (audited) (audited)     (audited)

At 1 July 2004                          971     1,437       (30)       222         14         -   (2,524)           90
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
ESOP shares utilised                      -         -         12         -          -         -         7           19
ESOP shares purchased                     -         -       (14)         -          -         -         -         (14)
Profit for the financial year             -         -          -         -          -         -       425          425
Dividends                                 -         -          -         -          -         -     (170)        (170)
Transfer from merger reserve              -         -          -      (73)          -         -        73            -
Write back of goodwill on
disposal                                  -         -          -         -          -         -        32           32
Share buy-back                         (37)         -          -         -          -        37     (416)        (416)
-----------------------------------------------------------------------------------------------------------------------
At 30 June 2005                         934     1,437       (32)       149         14        37   (2,573)         (34)
-----------------------------------------------------------------------------------------------------------------------





Share  buy-back
On 12 November 2004, the Company's shareholders approved a resolution at the Annual General Meeting for the Company to purchase up to 97 million Ordinary Shares. During the financial year, the Company purchased, and subsequently cancelled, 74 million Ordinary Shares at an average price of GBP5.60 per share, with a nominal value of GBP37 million, for a consideration of GBP416 million. Consideration included stamp duty and commission of GBP3 million. This represents 4% of called-up share capital at the beginning of the financial year.

Goodwill
In accordance with FRS 10, the Company has included the write off of GBP32 million of unamortised goodwill in the calculation of the loss on disposal of GSB, the effect of which has been included in the profit for the financial year. The goodwill arose on the purchase of GSB and had previously been written off to the profit and loss reserve as permitted prior to FRS 10. Accordingly, an adjustment has been made to write back the GBP32 million charge to the profit and loss reserve.

At 30 June 2005, the cumulative goodwill written off directly to reserves by the Group amounted to GBP492 million (2004: GBP524 million).

Share option schemes
During the period, the Company issued shares with a market value of GBP1 million (2004: GBP26 million) in respect of the exercise of options awarded under various share option schemes.

At 30 June 2005, the Group's ESOP held 5,609,212 Ordinary Shares in the Company at an average value of GBP5.78 per share. The 1,808,303 shares utilised during the period relate to the exercise of Long Term Incentive Plan ("LTIP"), Equity Bonus Plan ("EBP"), Key Contributor Plan ("KCP"), Executive Share Option Scheme and Sharesave Scheme awards.


16.      Notes to consolidated cash flow statement

(a) Reconciliation of operating profit to operating cash flows

                                                     Before                               Before
                                                   goodwill     Goodwill                goodwill      Goodwill
                                                        and          and                     and           and
                                                exceptional  exceptional        2005  exceptional  exceptional      2004
                                                      items        items       Total       items         items     Total
                                                       GBPm         GBPm        GBPm        GBPm          GBPm      GBPm
                                                  (audited)    (audited)   (audited)   (audited)     (audited)  (audited)

Operating profit                                        805        (103)         702         600         (119)      481
Depreciation                                             92            -          92         102             -      102
Amortisation of goodwill and other intangible
fixed assets                                              -          116         116           -           119      119
Loss on disposal of fixed assets                          2            -           2           1             -        1
Decrease (increase) in stock                             35            -          35         (5)             -      (5)
Decrease in debtors                                      34            -          34          17             -       17
(Decrease) increase in creditors                       (14)            -        (14)         170             -      170
Increase (decrease) in provision                         12            -          12         (3)             -      (3)
Foreign exchange movement                               (1)            -         (1)           -             -        -
Net cash inflow from operating activities               965           13         978         882             -      882
------------------------------------------------------------------------------------------------------------------------







(b) Analysis of changes in net debt

                                                                               At                                  At
                                                                           1 July                             30 June
                                                                             2004   Cash flow    Exchange        2005
                                                                             GBPm        GBPm        GBPm        GBPm
                                                                        (audited)   (audited)   (audited)   (audited)

Overnight deposits                                                             73         172           -         245
Other cash                                                                     63          41           -         104
Cash                                                                          136         213           -         349
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

Short-term deposits                                                           338        (45)           1         294
Commercial paper                                                              173       (119)           -          54
Liquid resources                                                              511       (164)           1         348
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

Cash and liquid resources                                                     647          49           1         697
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

Debt due after more than one year                                         (1,069)           -           -     (1,069)
Capital element of finance leases                                             (7)           -           -         (7)
Total debt and capital element of finance
leases                                                                    (1,076)           -           -     (1,076)
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

Total net debt                                                              (429)          49           1       (379)
----------------------------------------------------------------------------------------------------------------------

(c) Reconciliation of net cash flow to movement in net debt

                                                                                               2005             2004
                                                                                               GBPm             GBPm
                                                                                           (audited)        (audited)

Increase in cash                                                                                213               89
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

(Decrease) increase in short-term deposits                                                     (45)              338
(Decrease) increase in commercial paper                                                       (119)              173
(Decrease) increase in liquid resources                                                       (164)              511
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

Cash outflow resulting from decrease in debt and lease financing                                  -               76
Foreign exchange movement                                                                         1                -
---------------------------------------------------------------------------------------------------------------------
Decrease in net debt                                                                             50              676
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
Net debt at beginning of year                                                                 (429)          (1,105)
Net debt at end of year                                                                       (379)            (429)
---------------------------------------------------------------------------------------------------------------------

(d) Major non-cash transactions

2005
Corporate  reorganisation
On 13 April 2005, the High Court approved a reduction in the share capital of BSkyB Investments Limited, a 100% owned subsidiary. This formed part of a corporate reorganisation, allowing the Company access to additional distributable reserves.

Disposal of GSB
In accordance with FRS 10, the Group has included the write off of GBP32 million of unamortised goodwill in the calculation of the loss on disposal of GSB, the effect of which has been included in the profit for the financial year. The goodwill arose on the purchase of GSB and had previously been written off to the profit and loss reserve as permitted prior to FRS 10. Accordingly, an adjustment has been made to write back the GBP32 million charge to the profit and loss reserve.

2004
Share  premium  reduction
On 10 December 2003, the High Court approved a reduction in the Company's share premium account of GBP1,120 million, as approved by the Company's shareholders at the Annual General Meeting held on 14 November 2003. The reduction had the effect of eliminating the Company's deficit on its profit and loss account as at 30 September 2003 of GBP1,106 million, and creating a non-distributable special reserve of GBP14 million, which represents the excess of the share premium reduction over the deficit.




WAPTV
On 30 September 2003, the Company issued 338,755 Ordinary Shares to satisfy the remaining contingent consideration in respect of the acquisition of the remaining 5% interest in WAPTV Limited which occurred in May 2001.


17.      Basis of preparation

The Consolidated Profit and Loss Account presentation includes the Group's results before goodwill and exceptional items in addition to results after goodwill and exceptional items as this presentation provides an alternative basis that may be used to assess the ongoing operating performance of the Group.



This financial information does not constitute statutory accounts for the purpose of section 240 of the Companies Act 1985. The financial information for the year ended 30 June 2005 has been extracted from the statutory accounts of British Sky Broadcasting Group plc for the year ended 30 June 2005, which have not yet been filed with the Registrar of Companies, but on which the auditors gave an unqualified report, and which did not contain a statement under section 237 (2) or (3) of the Companies Act 1985, on 2 August 2005. The preliminary announcement was approved by the Board of Directors on 2 August 2005.

The financial information for the three months ended 30 June 2005 and 30 June 2004 is unaudited.

The financial information for the year ended 30 June 2004 has been extracted from the statutory accounts of British Sky Broadcasting Group plc for the year ended 30 June 2004. The statutory accounts on which the auditors gave an unqualified report and which did not contain a statement under section 237 (2) or (3) of the Companies Act 1985, have been filed with the registrar of Companies.




                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 3 August, 2005                         By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary